August 23, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Confidential Submission of Draft Registration Statement on Form F-4

Ladies and Gentlemen,

Our client, Inter Plartform, Inc, a Cayman Islands exempted company (the “Registrant”), has submitted a draft Registration Statement on Form F-4 (the “Draft Registration Statement”) to the staff of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review. The Draft Registration Statement relates to a proposed corporate reorganization of Banco Inter S.A., a Brazilian corporation (“Banco Inter”), with the purpose of listing on NASDAQ shares that ultimately represent equity of Banco Inter’s business. Banco Inter’s equity securities currently trade on the São Paulo Stock Exchange (B3). This transaction constitutes Registrant’s first offering of common equity securities registered under the Securities Act of 1933, as amended.

The Registrant confirms that it is an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 and is confidentially submitting the Draft Registration Statement to the Commission in accordance therewith. A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the anticipated effective date of the registration statement.

Please contact me if you have any questions about this confidential submission.

Sincerely yours,

/s/ Francesca L. Odell
Francesca L. Odell